1331 NW Lovejoy St, Ste. 900 Portland, OR 97209-3280 503.226.1191 Phone 503.226.0079 Fax

May 3, 2023	503.226.8636 Direct apear@buchalter.com

Alyssa Wall/Donald Field Division of Corporate Finance Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	aShareX Fine Art, LLC Draft Offering Statement on Form 1-A Submitted March 17, 2023 CIK No. 0001964674

To Whom It May Concern:

On behalf of aShareX Fine Art, LLC (the “Company”), this letter is submitted in response to the Staff’s comment letter, dated April 10, 2023, relating to the above-captioned Draft Offering Statement on Form 1-A submitted on March 17, 2023 (the “Draft Offering Statement”).  There was one comment from the Staff and it and the  Company’s response is set forth below.  Capitalized terms not otherwise defined herein shall have the meaning set forth in the amended Offering Statement filed concurrently herewith.

Comment

The Offering, page 12

1. We note your response to comment 1 and reissue. We note your disclosure that the company anticipates that the auction for each series will be held within 60 days of the offering for the series being qualified. We also note that this appears to be a delayed offering not permitted by Rule 251(d)(3)(i) of Regulation A. Please revise to remove the auction pricing feature. In this regard, we note that you will not be ready and willing to sell the securities at all times within two days of qualification. Within two days of qualification, the company will not have a final price and thus will not be ready and willing to sell the securities.

Alyssa Wall/Donald Field

May 3, 2023

Response to Comment 1

In response to your reissue of Comment 1, we have revised the Offering Statement to provide that the Offering will only take place if the Auction is held, and final pricing will be established, within two days following qualification. Therefore, we will be ready and willing to sell the securities within two days of qualification. As such the Offering is not a delayed offering within the meaning of Rule 251(d)(3)(i) of Regulation A. If the Auction cannot be held within two days of qualification, we will not proceed with the Offering.

Please contact me if you have any questions or further comments.

Best regards,

BUCHALTER A Professional Corporation

Alison M. Pear Senior Counsel

cc:	Alan Snyder
Eric Arinsburg
Nick Thomas